Silicon Motion Technology Corporation Announces Upcoming Schedule of Events with the Financial Community

Taipei, Taiwan—July 23, 2008—Silicon Motion Technology Corporation (NASDAQ: SIMO), a leading fabless semiconductor company that designs, develops, and markets high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, today announced that it will participate in the following upcoming conferences:

The 10th Anniversary Pacific Crest Technology Leadership Forum

Tuesday, August 5, 2008 at 8:30 a.m. (Mountain Daylight Time)

Sonnenalp Resort – Vail, CO

Citi’s 15th Annual Global Technology Conference

Thursday, September 4, 2008 at 1:45 p.m. (Eastern Time)

Hilton New York Hotel – New York, NY

Deutsche Bank 2008 Technology Conference

Wednesday, September 10, 2008 at 3:40 p.m. (Pacific Time)

The Palace Hotel – San Francisco, CA

The 9th Credit Suisse Asian Technology Conference

Thursday & Friday, September 18-19 (meetings only; no Webcast)

Grand Hyatt Taipei Hotel – Taipei, Taiwan

Interested parties can listen to a live audio Webcast of the Company’s presentation on the Investor Relations section of Silicon Motion’s website at www.siliconmotion.com. A replay of the Webcast will be available for 90 days following the events.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, embedded flash applications, and card readers. Our mobile communications business is composed of mobile TV tuners, CDMA RF ICs, and electronic toll collection RF ICs. Our multimedia SoCs business is composed of products that support MP3 players, PC cameras, and embedded graphics applications.

Investor Contact: Selina Hsieh Investor Relations Tel: +886 3 552 6888 x2311 Fax: +886 3 552 6988 E-mail: ir@siliconmotion.com	Media Contact: Sara Hsu Project Manager Tel: +886 2 2219 6688 x3509 Fax: +886 2 2219 6868 E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming Vice President Christensen Tel: +852 9212 0684 Email: tfleming@ChristensenIR.com